Exhibit

Exhibit Description

99.1	Announcement on 2013/03/13: Board Meeting Resolution on Retained Earnings Distribution

99.2	Announcement on 2013/03/13: Announcing termination of private equity offering which was approved by 2012 shareholders’ meeting

99.3	Announcement on 2013/03/13: UMC Board Meeting has resolved the proposal for private placement based on future operation needs

99.4	Announcement on 2013/03/13: UMC’s donation to UMC Science and Culture Foundation

99.5	Announcement on 2013/03/13: Board’s Resolution of share repurchase program

99.6	Announcement on 2013/03/13: The announcement of UMC Board of Director’s Resolution to convene the Annual General Meeting

99.7	Announcement on 2013/03/13: Important Resolutions from 12th term 7th Board Meeting

Exhibit 99.1

Board Meeting Resolution on Retained Earnings Distribution

1.Date of the board of directors resolution:2013/03/13
2.Type and monetary amount of dividend distribution: Cash dividends of NT$5,061,310,216 (approximately NT$0.4 per share);
3.Any other matters that need to be specified:

Propose to distribute employee cash bonus of NT$1,040,179,328; bonus for directors is NT$6,950,282.

Exhibit 99.2

Announcing termination of private equity offering which was approved by 2012 shareholders’ meeting equipment

1.Date of the board of directors resolution for the change:2013/03/13

2.Dates of effective registration of the original plan:2012/06/12

3.Reason for the change:

(1)The Company’s 2012 AGM has authorized the Board to raise capital from private placement, through issuing instruments such as common shares, DRs (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and the Company’s needs. The amount of shares issued or convertible is proposed to be no more than 10% of total share issued (i.e., no more than 1,292,640,716 shares)

(2)According to item 6, Article 43-6, Security and Exchange Act, the private placement offering shall be conducted in separate instances within one year after AGM approval.

(3)The approval will expire on 2013/6/11. Considering changes from market conditions, the Board has resolved to terminate the private placement offering.

4.Content of each and every successive past changed plan for raising of funds before and after change: Not applicable

5.Anticipated timetable for execution: Not applicable

6.Anticipated completion date: Not applicable

7.Anticipated possible benefits: Not applicable

8.Difference with original anticipated benefits: Not applicable

9.Effect of the current change on shareholder equity: Not applicable

10.Abstract of the original lead underwriter’s appraisal opinion: Not applicable

11.Any other matters that need to be specified: None

Exhibit 99.3

UMC Board Meeting has resolved the proposal for private placement based on future operation needs

1.Date of the board of directors resolution:2013/03/13

2.Types of the private placement: common shares, ADR/GDR, or CB/ECB

3.Buyers of the private placement and their relationships with the company: Strategic investors; None

4.Number of shares or bonds privately placed: No more than 1,295,180,554 shares

5.Total monetary amount of the private placement: No more than 1,295,180,554 shares

6.The pricing basis of private placement and its reasonableness: The price determination shall also follow regulations from government authorities. Considering that Security and Exchange Act has set a no-trading period of 3 years on private placement securities, the price determination above shall be reasonable.

7.Use of the funds raised in the private placement: To provide the flexibility to engage semiconductor technology cooperation or alliance with major companies, and meanwhile to supplement operating capital for future needs. However, there is no specific plan at this moment.

8.Reasons for conducting non-public offerings: Considering the capital market status, effectiveness, feasibility, costs to raise capital, introducing strategic investors into the company, and the no-trading period of 3 years, it is better to maintain the long term relationship with strategic partners by such security issuance of private placement. So the Company proposed to raise capital through private placement, rather than public offering.

9.Objections or qualified opinions from independent Board of Directors : None

10.Date of pricing: To be determined by the Board after authorization from AGM.

11.Recommended price:

The price of privately placed common shares shall be set by no less than the reference price. The reference price shall be the higher of the following two calculations:

(a) The simple average closing price of the common shares of the company for either the one, three, or five business days before the price determination date, after adjustment for any distribution of stock dividends, cash dividends or capital reduction.

(b) The simple average closing price of the common shares of the company for the thirty business days before the price determination date, after adjustment for any distribution of stock dividends, cash dividends, or capital reduction.

The issuance price of convertible corporate bonds shall be set by no less than theoretical price. The theoretical price shall be calculated based on selected pricing model shall encompass, and include the concurrent consideration of, the various rights included in the terms of issuance.

The determination of pricing date, actual reference price, theoretical price and issuance price will be authorized to the Board considering the regulations foresaid, market status, environment conditions and the specific parties.

12.Shares price, conversion or subscription price: To be determined by the Board after authorization from AGM.

13.Rights and obligations of the new private placement shares: Besides the transfer limitation ruled by Article 43-8, , Securities and Exchange Act, the rights and obligations are the same as what of common shares.

14.The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A

15.Possible dilution of equity, if conversion, exchange, or subscription rights are attached: No more than 10% of total share issued.

16.Any other matters that need to be specified: The issuance plan for this private placement for either common shares, ADR/GDR, or CB/ECB, including price, total amount, terms and conditions, record date etc. and others matters, will be determined by the Board after authorization from AGM. The Board can adjust the issuance plan based on market conditions, operation needs or indications from government authorities, if any.

To proceed the issuance plan for this private placement, AGM will authorize the Chairman to represent the Company to execute and sign any documentation or agreement.

Exhibit 99.4

UMC’s donation to UMC Science and Culture Foundation

1.Date of occurrence of the event:2013/03/13
2.The reason for the donation: For the promotion of culture education
3.The total amount of the donation: $12,000,000 NTD
4.Counterparty to the donation: UMC Science and Culture Foundation
5.Relationship to the Company: a non-profit organization of which the funds donated from the enterprise exceeds one third of the non-profit organization’s total funds
6.Name and resume of the independent director that expressed objection or reservation: None
7.Contents of the objection or reservation: None
8.Any other matters that need to be specified: None

Exhibit 99.5

Board’s Resolution of share repurchase program

1.Date of the board of directors resolution:2013/03/13
2.Purpose of the share repurchase: to transfer to employees.
3.Type of shares to be repurchased: Common shares
4.Ceiling on total monetary amount of the share repurchase: NTD$66,898,882thousand.
5.Scheduled period for the repurchase:2013/03/14~2013/05/13
6.Number of shares to be repurchased: A maximum of 200,000,000 shares.
7.Repurchase price range: NTD$7.80 to NTD$16.90 per share.
8.Method for the repurchase: Purchased directly from the open market.
9.Ratio of the shares to be repurchased to total issued shares of the Company: 1.54%
10.Number of the Company’s own shares held at the time of reporting: 300,000,000 shares
11.Status of repurchases within three years prior to the time of reporting: 300,000,000 shares had been repurchased from 2010/02/04 to 2010/03/22.
12.Status of repurchases that have been reported but not yet completed: None.
13.Minutes of the board of directors meeting that resolved for the share repurchase: To approve the 15th share repurchase program and the declaration of capital maintenance.

(1)To approve the following items pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act and Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies.

a. Purpose of the repurchase: to transfer to employees

b. Buyback period: 2013/03/14~2013/05/13.

¡@c. Number of shares to be repurchased: A maximum of 200,000,000 shares.

d. Repurchase price range: NTD$7.80 to NTD$16.90 per share, If the market price falls below the lowest range, the company is still authorized to purchase the shares.

e. The Transfer Repurchased Shares to Employees Phase XIV Procedure and the declaration of capital maintenance.

(2) Pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act, the program shall be approved by a majority of the directors present at a directors meeting attended by two-thirds or more of directors.

Resolution: Approved.

14.The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:
Transfer Repurchased Shares to Employees Phase XV Procedure

Article One: To motivate employees and in accordance with R.O.C. Securities and Exchange Law article 28-2-1-1 and regulation of Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan, R.O.C. on “Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies”, the Company establishes the “Transfer repurchase shares to employee phase XIV procedure”. The repurchased shares will be transferred to employees according to related laws and this procedure.

Article Two: The shares to be transferred are the shares that were repurchased under the resolution of the 7th meeting, 12th term of Board of Directors of repurchasing up to 200,000,000 shares. The rights and obligations of the shares, unless regulated by this procedure or related laws, are the same as other common shares outstanding.

Article Three: According to this procedure, the chairman is authorized to transfer this phase’s repurchased shares to employees one time or various times in three years time starting from the date of repurchase period.

Article Four: For employees who have joined the Company or the Company’s subsidiaries (the subsidiaries are companies over 50% of the common stocks of which are held by the Company directly or indirectly) one year and above from the date of subscription record date or those who have special contribution to the Company and being approved by Chairman, are entitled to subscribe the amount specified in article five of this procedure.

Article Five: To set the standard for share subscription according to employee’s rank, years of service, and special contribution to the Company, and will submit the standard to the board for approval.

Article Six: The transfer procedure of this phase’s share repurchase program: According to the board resolution, make announcement and execute company share repurchase during the repurchase period. The Chairman is authorized under this procedure to establish and announce the subscription record date, the standard for subscription amount, the payment period, and the rights contents and restrictions etc. Calculate the actual share amount with payment and transfer the shares accordingly.

Article Seven: The transfer price will be determined by the average price of shares purchased and the cost of capital could be included. If the Company’s number of common shares increase or decrease, then the transfer price will be adjusted accordingly. The cost of capital is defined of Taiwan Bank’s 1-yr bulk time deposit floating interest rate.

Article Eight: After the repurchased shares are being transferred and registered under employees’ names, unless otherwise specified, the rights and obligations of the shares are the same as the other common shares.

Article Nine: This procedure will go into effect after approval at a Meeting of the Board of Directors. This shall apply to any amendments.

Article Ten: This procedure should be reported in the Shareholder’s meeting. This shall apply to any amendments.

15.The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable
16.Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected: The number of shares to be repurchased accounts for 1.54% of UMC’s outstanding shares, and the maximum amount for repurchase program is 5.18% of UMC’s total current assets. The Board of Directors states that UMC’s financial status had been considered hereby and UMC’s capital maintenance will not be affected by the repurchase program.
17.Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price: The repurchase price range of the share repurchase program: NTD$7.80 to NTD$16.90 per share is reasonable. The total shares to be repurchase is 200,000,000 shares. According to the financial report of 2012 Q4 reviewed by CPA, the total monetary amount of shares to be repurchased in the price range foresaid will not have a material impact on the Company’s financial structure, financial ratio, solvency, profitability and cash flow.
18.Other particular specified by the Securities and Futures Bureau: None.

Exhibit 99.6

The announcement of UMC Board of Director’s Resolution to convene the Annual General Meeting
1.Date of the board of directors resolution:2013/03/13
2.Date for convening the shareholders’ meeting:2013/06/11
3.Location for convening the shareholders’ meeting: UMC’s Fab 8S Conference Hall (No.16, Creation Rd. 1, Hsinchu Science Park)
4.Cause or subjects for convening the meeting:

1)Items to report

1.2012 business report

2.Audit committee’s report of 2012 audited financial report

3.Amendment of the Company’s “Rules Governing Procedures for Meetings of Board of Directors”

4.The status of private placememt

5.The issuance of the corporate bonds

6.The status of acquiring the holding company of HeJian Technology (Suzhou) Co., Ltd.

7.The 15th treasury stock repurchase program execution

2)Items to be approved

1.The Company’s 2012 business report and financial statement

2.The Company’s 2012 retained earnings distribution.

3)Discussion items

1.To amend the Company’s “Loan Procedure”

2.To amend the Company’s “Endorsements and Guarantees Procedure”

3.To propose the issuance plan for private placement of common shares ADR/GDR or CB/ECB, including secured or unsecured corporate bonds, no more than 10% of registered capital

5.Book closure starting date:2013/04/13
6.Book closure ending date:2013/06/11
7.Any other matters that need to be specified: None

Exhibit 99.7

Important Resolutions from 12th term 7th Board Meeting

1.Date of occurrence of the event:2013/03/13
2.Company name: UNITED MICROELECTRONICS CORP.
3.Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4.Reciprocal shareholding ratios: N/A
5.Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1)Approved 2012 Business Report and Financial Statements.

The Company’s revenue for 2012 was NT$105,998 million and net income after tax was NT$7,819 million, with EPS of NT$0.62.

(2)Proposed Dividend Distribution and Employee Bonus. (approximately NT$0.4 per share)

(3)Approved termination of the issuance plan for private placement, which was approved by 2012 Annual General Meeting.

(4)Approved the proposal for private placement based on future operation needs and proposed to 2013 Annual General Meeting for discussion.

(5)The 2013 Annual General Meeting will be held at 9:00 AM on Tuesday, June 11, 2013 at UMC’s Fab 8S Conference Hall, located at No.16, Creation Rd. 1, Hsinchu Science Park.

(6)Approved UMC’s donation, NTD$12 million, to UMC Science and Culture Foundation.

(7)Approved the Company’s 15th share repurchase program of 200,000,000 shares.

6.Countermeasures: None
7.Any other matters that need to be specified: None